Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW and AMSTERDAM, Netherlands — May 27, 2014 — Yandex N.V. (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced that all resolutions proposed at Yandex’s 2014 Annual General Meeting of Shareholders (“AGM”), held on Wednesday, May 21, 2014 have been passed.

The total number of Class A shares eligible to vote at the AGM was 250,529,443, with a total of 250,529,443 voting rights; the total number of Class B shares was 70,870,411, with a total of 708,704,110 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Proposal One — Approval of 2013 statutory accounts

Regarding the proposal to approve the 2013 statutory accounts of Yandex, 864,589,757 votes cast in favor, 73,013 votes cast against, and 149,966 votes abstained.

Proposal Two — Addition of 2013 profits to retained earnings

Regarding the proposal to add the 2013 profits of Yandex to retained earnings, 864,578,062 votes cast in favor, 225,430 votes cast against, and 9,244 votes abstained.

Proposal Three — Discharge of directors

Regarding the proposal to grant discharge to the directors for their management during the past financial year, 864,256,539 votes cast in favor, 29,994 votes cast against, and 526,203 votes abstained.

Proposal Four — Appointment of new director

The following Director was appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Herman Gref	767,414,370	83,005,205	14,393,161

Proposals Five, Six, Seven, and Eight —Re-appointment of directors

The following four Directors were re-appointed to serve as members of the Board of Directors, Messrs Volozh and Fenaughty and Ms. Ivashenseva each for a three-year term and Mr. Rijnja for a two-year term and until their respective successors are duly elected and qualified:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Arkady Volozh	863,659,295	1,134,831	18,610
Alfred Fenaughty	774,487,536	90,312,340	12,860
Elena Ivashenseva	770,711,812	94,087,836	13,088
Rogier Rijnja	849,811,890	609,520	14,391,326

Proposal Nine — Cancellation of shares

Regarding the proposal to cancel Yandex’s 25,163,855 outstanding Class C shares, 850,400,913 votes cast in favor, 17,413 votes cast against, and 14,394,410 votes abstained.

Proposal Ten — Amendment of Articles of Association

Regarding the proposal to amend Yandex’s Articles of Association to reduce the number of authorized shares and to authorize certain individuls to execute the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V., 850,401,108 votes cast in favor, 25,345 votes cast against, and 14,386,283 votes abstained.

Proposal Eleven — Amendment of Equity Incentive Plan; general authorization of the Board of Directors

Regarding the proposal to approve, adopt and ratify an amendment and restatement of the Yandex’s 2007 Equity Incentive Plan, and the general authorization of the Board of Directors to grant equity awards and issue ordinary shares under the Plan, and to exclude the pre-emptive rights for any equity awards to be granted and ordinary shares to be issued under the Plan, 838,422,372 votes cast in favor, 26,351,584 votes cast against, and 38,780 votes abstained.

Proposal Twelve — Appointment of Auditor

Regarding the proposal to ratify the selection by the Audit Committee of ZAO Deloitte & Touche CIS as auditors of Yandex’s consolidated financial statements for the 2014 financial year and as external auditors of Yandex’s statutory annual accounts for the 2014 financial year, 863,842,581 votes cast in favor, 954,452 votes cast against, and 15,703 votes abstained.

Proposals Thirteen, Fourteen, and Fifteen — General designations and authorizations of the Board of Directors

Regarding the proposal to authorize the Board of Directors to issue ordinary shares and preference shares up to the respective authorized share capital of the Company, 703,163,744 votes cast in favor, 161,029,730 votes cast against, and 619,262 votes abstained.

Regarding the proposal to authorize the Board of Directors to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares, 718,028,704 votes cast in favor, 146,160,998 votes cast against, and 623,034 votes abstained.

Regarding the proposal to authorize the Board of Directors to repurchase shares in Yandex up to a maximum of 20% of the issued share capital from time to time, 757,274,917 votes cast in favor, 92,997,058 votes cast against, and 14,540,761 votes abstained.

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information on Yandex can be found at http://company.yandex.com.